EXHIBIT 14.4

INDEPENDENCE PRINCIPLES FOR DIRECTORS OF FIRST BANCORP
(as revised August 28, 2007)

     Pursuant to New York Stock Exchange listing standards, the Board of Directors (the “Board”) of First BanCorp. (the “Corporation”) has adopted these director independence standards to aid in its determination of director independence. Such rules require that the Corporation’s Board be composed of a majority of members that are independent directors.

     To be considered independent for purposes of these standards, a director must be affirmatively determined, by resolution of the Board as a whole, after due deliberation and a review of relevant information, to have no direct or indirect material relationship with the Corporation other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and shall apply the following standards:

     A director is not independent if:

     a.     He or she is an employee or has been within the past three years employed by the Corporation.

     b.     His or her immediate family member1 is or has been within the last three years, an executive officer of the Corporation.

     c.     He or she receives, or whose immediate family member receives or has received during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Corporation, excluding director and committee fees and pension and other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service.

     d.     He or she has not been deemed independent by the full board of directors.

     e.     He or she or an immediate family member is a current partner of a firm who serves as an internal or external auditor of the Corporation.

     f.     He or she is an employee of a firm who serves as an internal or external auditor of the Corporation.

     g.     He or she has an immediate family member who is an employee of a firm who serves as an internal or external auditor of the Corporation and who participates in said firm’s audit, assurance or tax compliance (excluding tax planning) practice.

     h.     He or she or an immediate family member is currently or has been within the past three years (but no longer is) a partner in the firm who serves as an internal or external auditor of the Corporation and personally worked on the Corporation’s audit during that time.

     i.     He or she is employed or has been employed within the last three years, or whose immediate family member is employed or has been employed within the last three years as an executive officer of another company where any of the Corporation’s present executives serve or served within the same period of time on that company’s compensation committee.

     j.     He or she is an executive officer or an employee or has been within the last three years, or whose immediate family member is an executive officer or has been within the last three years, of a company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidates gross revenues. Except that donations to tax exempt organizations will not be considered “payments” for purposes of this provision.

     k.     He or she regularly acts as a consultant, advisor or in a similar capacity in matters that concern or impact corporate strategic decisions, structure or planning.

     1 The amended regulations define Immediate Family Member as a person#s spouse, parents, children, siblings, mothers- or fathers -in-law, sons- or daughters-in-law, brothers- or sisters-in law or anyone (other than domestic employees) who shares such person#s home.

     1.     He or she regularly acts as management’s consultant, advisor or in a similar capacity regarding matters related to the operation of the corporation’s business. A director of the Corporation will not fail to be independent under these Principles solely as a result of lending relationships, deposit or other banking relationships between the Corporation and its subsidiaries, on the one hand, and a company with which the director is affiliated by reason of being a director, officer or a significant shareholder, on the other provided that:

a) such relationships are in the ordinary course of business of the corporation and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated person; and

b) with respect to such extensions of credit by the corporation or its subsidiaries to such company or its subsidiaries:

1. such extensions of credit have been made in compliance with applicable law, including regulation o of the board of governors of the federal reserve and the provisions of the Puerto Rico banking law applicable to loans to directors and officers.

2. no event of default has occurred under the extension of credit.

     m.     He or she is an executive officer or chairman of the board of a tax-exempt entity that within the past 12 months received significant contributions from the Company (revenue of the greater of 2% of the entity’s consolidated gross revenues or $1 million is considered significant).

     n.     He or she has any other relationships with the Company or with members of senior management that the Board determines to be material.

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